Amendment No. 2
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1
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CUSIP No.  848907 20 1
Item 1:   Reporting Person - Frederick J. Kroger
Item 4:   PF
Item 6:   United States
Item 7:   94,836
Item 8:   83,588
Item 9:   94,836
Item 10:  83,588
Item 11:  178,424
Item 13:  4.4%
Item 14:  IN/00
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Item 2.   IDENTITY AND BACKGROUND

     (b)  500 Bruton Circle
          Kettering, OH 45429

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Kroger, as a co-trustee with his spouse, Marian A. Kroger, of various trusts for the benefit of their grandchildren, is the beneficial owner of 83,588 shares of Common Stock (73,376 of which represent shares issuable upon the exercise of stock warrants). Mr. Kroger, individually, is the beneficial owner of 94,836 shares of Common Stock (1,501 of which represents shares issuable upon the exercise of stock warrants).
          Therefore, the aggregate amount of shares of Common Stock beneficially owned by Mr. Kroger is 178,424 (4.4%).

     (b)  Sole power to vote and dispose of Common Stock

          94,836 shares of Common Stock

          Shared power to vote and dispose of Common Stock

          83,588 shares of Common Stock

     (c) As part of a registered public offering of the common shares of the issuer that was consummated on February 10, 1998, Mr. Kroger, as trustee, sold 10,212 common shares of the issuer at $6.50 per share.

     (d)  None

     (e) Mr. Kroger ceased to be the beneficial owner of more than five percent of the Common Stock on February 10, 1998.










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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FREDERICK J. KROGER

                                   Frederick J. Kroger

Date:  February 24, 1998